AUDITORS' CONSENTS

TO: The Board of Directors of Zi Corporation

We have read the information circular dated March 13,2009 with respect to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC, Nuance Communications, Inc. and the securityholders of Zi Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our reports to the Board of Directors and Shareholders of Zi Corporation on the consolidated balance sheet of Zi Corporation as at December 31, 2006 and the consolidated statements of loss and shareholders' equity and cash flows for the year then ended. Our report is dated March 29, 2007, except for Notes 13 and 20 which are as of June 15,2007.

(signed) "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Calgary, Canada
March 13, 2009

TO: The Board of Directors of Zi Corporation

We have read the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications Inc. We have complied with Canadian generally accepted auditing standards for auditor's involvement in offering documents.

We consent to the reference to our firm under the caption "Experts" and to the use of our audit report dated March 17, 2008 to the shareholders of Zi Corporation incorporated by reference in the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications, Inc. on the consolidated balance sheet of Zi Corporation as at December 31, 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended.

(signed) "Ernst & Young LLP"
Chartered Accountants
Calgary, Canada
March 13, 2009

TO: The Board of Directors of Nuance Communications, Inc.

We have read the information circular dated March 13, 2009 relating to a proposed arrangement involving Zi Corporation, Nuance Communications, Inc., Nuance Acquisition ULC and the securityholders of Zi Corporation. We have complied with US generally accepted auditing standards for an auditor's involvement with offering documents.

We consent to the inclusion in Appendix D of the above-mentioned information circular of our report to the shareholders of Nuance Communications, Inc. on the consolidated balance sheets of Nuance Communications, Inc. as at September 30, 2008 and 2007 and the consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2008 and our report on the effectiveness of Nuance Communications, Inc. 's internal control over financial reporting. Our reports are dated December 1, 2008.

(signed) "BDO Seidman LLP"
Boston, Massachusetts
United States of America
March 13, 2009

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